 Exhibit 99.1

Fuling Global Inc. Reports Full Year 2018 Financial Results

ALLENTOWN, PA., Apr. 5, 2019 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of plastic and paper serviceware, with precision manufacturing facilities in both the U.S., Mexico and China, today announced its financial results for the twelve months ended December 31, 2018.

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2018	2017	% Change
Revenues	$138.66	$124.21	11.6%
Gross profit	$29.75	$26.13	13.8%
Gross margin	21.5%	21.0%	0.5 percentage points
Operating income	$10.17	$9.09	11.8%
Operating margin	7.3%	7.3%	0.0 percentage points
Net income from continuing operations	$9.85	$8.27	19.1%
Net loss from discontinued operations	$(0.09)	$(1.97)	-95.5%
Net income attributable to Fuling Global	$9.86	$6.28	57.1%
Earnings per share	$0.62	$0.40	56.9%
- from continuing operations	$0.62	$0.52	19.0%
- from discontinued operations	$(0.01)	$(0.13)	-95.5%

●	Total revenues increased by 11.6% to $138.66 million for the year of 2018 from $124.21 million for the prior year, driven by increased sales volume and blended average selling price (“ASP”).

●	Total sales volume increased by 8.8% to 49.9 million kilograms for the year of 2018 from 45.9 million kilograms for the prior year. The increase in sales volume was across all product categories. Blended ASP also increased by 2.6% to $2.78 per kilogram for the year of 2018 from $2.71 per kilogram for the prior year.

●	Gross profit increased by 13.8% to $29.75 million for the year of 2018 from $26.13 million for the prior year. Gross margin increased by 0.5 percentage points to 21.5% for the year of 2018 from 21.0% for the prior year. The increase in gross margin was primarily due to lower unit cost of raw materials and higher ASP, partially offset by increased labor cost.

●	Net income attributable to Fuling Global was $9.86 million, or $0.62 per basic and diluted share, for the year of 2018, compared to $6.28 million, or $0.40 per basic and diluted share, for the prior year. Net income from continuing operations was $9.85 million, or $0.62 per share, for the year of 2018, compared to $8.27 million, or $0.52 per share, for the prior year.

Mr. Xinfu Hu, Chief Executive Officer of the Company, commented, “With sales volume and revenues growing by 8.8% and 11.6%, respectively, our 2018 results highlighted continued strength in our business. Profitability also improved significantly with net income from continuing operations increasing by 19.1%, thanks to favorable pricing environment (increase in blended ASP and decrease in unit cost of raw materials), stringent cost control that more than offset increase in labor cost and streamlined manufacturing process.”

Ms. Guilan Jiang, Chairwoman of the Company, added, “As we are steadfast in executing our long-term strategic plan while pursuing lean manufacturing and stringent cost control, we have exited 2018 on a strong footing and with increasing optimism. We look forward to extending our streak of shipment and top line growths in 2019 and beyond.”

Full Year 2018 Financial Results

Revenues

For the year of 2018, total revenues increased by $14.46 million, or 11.6%, to $138.66 million from $124.21 million for the prior year. The increase in total revenues was driven by an 8.8% increase of sales volume and a 2.6% increase in blended ASP. Revenues from Zhejiang Great Plastics Technology Co., Ltd., our discontinued business, was $5.6 million and $3.0 million for the year of 2018 and 2017, respectively, and were included in net loss from discontinued operation.

Overall sales volume increased by 4.0 million kilograms, or 8.8%, to 49.9 million kilograms for the year of 2018 from 45.9 million kilograms for the prior year. The increase in sales volume was across all product categories. Sales volume of cutlery increased by 0.9 million kilograms, or 3.0%, to 30.3 million kilograms for the year of 2018 from 29.4 million kilograms for the prior year. Sales volume of straws increased by 1.6 million kilograms, or 86.7%, to 3.5 million kilograms for the year of 2018 from 1.9 million kilograms for the prior year. Sales volume of cups and plates increased by 1.1 million kilograms, or 10.7%, to 11.7 million kilograms for the year of 2018 from 10.6 million kilograms for the prior year. Sales volume of other products increased by 0.4 million kilograms, or 9.7%, to 4.4 million kilograms for the year of 2018 from 4.0 million kilograms for the prior year.

Blended ASP increased by $0.07 per kilogram, or 2.6%, to $2.78 per kilogram for the year of 2018 from $2.71 per kilogram for the prior year. The increase in blended ASP was mainly related to cutlery, cups and plates and other products, and partially offset by decrease in ASP for straws. ASP of cutlery increased by $0.09 per kilogram, or 4.1%, to $2.20 per kilogram for the year of 2018 from $2.11 per kilogram for the prior year. ASP of straws decreased by $3.23 per kilogram, or 32.2%, to $6.80 per kilogram for the year of 2018 from $10.03 per kilogram for the prior year. ASP of cups and plates increased by $0.03 per kilogram, or 0.8%, to $3.19 per kilogram for the year of 2018 from $3.16 per kilogram for the prior year. ASP of other products increased by $0.04 per kilogram, or 1.7%, to $2.52 per kilogram for the year of 2018 from $2.47 per kilogram for the prior year.

The increase in revenues was across all product categories. Revenues from cutlery sales increased by $4.46 million, or 7.2%, to $66.56 million for the year of 2018 from $62.10 million for the prior year. Revenues from straws sales increased by $4.94 million, or 26.5%, to $23.57 million for the year of 2018 from $18.63 million for the prior year. Revenues from cups and plates sales increased by $3.90 million, or 11.6%, to $37.44 million for the year of 2018 from $33.54 million for the prior year. Revenues from other products sales increased by $1.16 million, or 11.6%, to $11.09 million for the year of 2018 from $9.94 million for the prior year. Cutlery, straws, cups and plates, and other products accounted for 48.0%, 17.0%, 27.0%, and 8.0% of total revenues for the year of 2018, compared to 50.0%, 15.0%, 27.0%, and 8.0% for the prior year, respectively.

	For the Twelve Months Ended December 31,
	2018		2017		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Cutlery	$66,559	48.0%	$62,104	50.0%	$4,455	7.2%
Straws	23,573	17.0%	18,631	15.0%	4,942	26.5%
Cups and plates	37,439	27.0%	33,537	27.0%	3,902	11.6%
Others	11,093	8.0%	9,937	8.0%	1,156	11.6%
Total	$138,664	100.0%	$124,209	100.0%	$14,455	11.6%

On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $11.74 million, or 11.0%, to $118.31 million for the year of 2018 from $106.56 million for the prior year. Sales in China increased by $0.55 million, or 7.0%, to $8.29 million for the year of 2018 from $7.74 million for the prior year. Sales in Europe increased by $0.52 million, or 8.5%, to $6.62 million for the year of 2018 from $6.10 million for the prior year. Sales in other countries increased by $1.65 million, or 43.3%, to $5.45 million for the year of 2018 from $3.80 million for the prior year.

	For the Twelve Months Ended December 31,
	2018		2017		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
U.S.	$118,308	85.3%	$106,564	85.8%	$11,744	11.0%
Europe	6,622	4.8%	6,101	4.9%	521	8.5%
China	8,286	6.0%	7,741	6.2%	545	7.0%
Others	5,448	3.9%	3,803	3.1%	1,645	43.3%
Total	$138,664	100.0%	$124,209	100.0%	$14,455	11.6%

Gross profit

Total cost of goods sold increased by $10.83 million, or 11.0%, to $108.91 million for the year of 2018 from $98.08 million for the prior year. The increase was primarily due to increased sale volume as well as lower unit price of raw materials. Oil prices started to decrease from the middle of 2018 and decreased oil prices led to decreased unit price of raw materials in 2018.

Gross profit increased by $3.62 million, or 13.8%, to $29.75 million for the year of 2018 from $26.13 million for the prior year. Gross margin was 21.5% the year of 2018, compared to 21.0% for the prior year. The increase in gross margin was primarily attributable to decreased unit cost of raw materials and higher average selling price, partially offset by increased labor cost in 2018. Gross margin for cutlery, straws, cups and plates and other products were 16.5%, 16.8%, 33.1%, and 25.4%, respectively, in the year of 2018, compared to 15.8%, 15.9%, 33.3%, and 26.6%, respectively, in the prior year.

Operating income

Selling expenses increased by $1.00 million, or 14.6%, to $7.83 million for the year of 2018 from $6.83 million for the prior year. As a percentage of sales, selling expenses were 5.6% in the year of 2018, compared to 5.5% in the prior year. The increase in selling expenses was consistent with the increase in revenues. General and administrative expenses increased by $1.07 million, or 14.7%, to $8.32 million for the year of 2018 from $7.25 million for the prior year. As a percentage of sales, general and administrative expenses were 6.0% in the year of 2018, compared to 5.8% in the prior year. Research and development expenses increased by $0.48 million, or 16.2%, to $3.43 million for the year of 2018 from $2.95 million for the prior year. As a percentage of sales, research and development expenses were 2.5% in the year of 2018, compared to 2.4% in the prior year. We expect to increase our R&D expenditures proportionate to our revenue increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

As a result, total operating expenses increased by $2.54 million, or 14.9%, to $19.58 million for the year of 2018 from $17.04 million for the prior year.

Operating income increased by $1.08 million, or 11.8%, to $10.17 million for the year of 2018 from $9.09 million for the prior year. Operating margin was 7.3% for the year of 2018, compared to 7.3% for the prior year. The operating margin was unchanged mainly because the increase in gross margin was partially offset by increase in operating expenses as a percentage of sales.

Income before income taxes

Total net other income, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $0.81 million for the year of 2018, compared to total net other expense of $0.04 million for the prior year. The difference was mainly due to increased subsidy income and other income and partially offset by increased interest expense in the year of 2018.

Income before income taxes increased by $1.92 million, or 21.2%, to $10.97 million for the year of 2018 from $9.05 million for the prior year.

Provision for income taxes was $1.13 million for the year of 2018, compared to $0.79 million for the prior year.

Net income

Net income from continuing operations increased by $1.58 million, or 19.1%, to $9.85 million for the year of 2018 from $8.27 million for the prior year. Net loss from discontinued operations was $0.09 million for the year of 2018, compared to $1.97 million for the prior year. As a result, net income increased by $3.47 million, or 55.1%, to $9.76 million for the year of 2018 from $6.29 million for the prior year. After deduction of non-controlling interest, net income attributable to Fuling Global increased by $3.59 million, or 57.1%, to $9.86 million for the year of 2018 from $6.28 million for the prior year.

Basic and diluted earnings per share were $0.62 for the year of 2018, compared to $0.40 for the same period of last year. Basic and diluted earnings per share from continuing operations were $0.62 for the year of 2018, compared to $0.52 for the prior year.

Financial Condition

As of December 31, 2018, the Company had cash and cash equivalents and restricted cash of $4.40 million and $2.40 million, respectively, compared to $4.10 million and $3.77 million, respectively, at the end of 2017. Short-term borrowing and bank notes payable were $19.89 million and $2.89 million, respectively, as of December 31, 2018, compared to $27.42 million and $4.44 million, respectively, at the end of 2017. Long-term borrowing was $7.20 million as of December 31, 2018, compared to $1.80 million at the end of 2017.

Net cash provided by operating activities was $11.58 million for the year of 2018, compared to $2.47 million for the prior year. Net cash used in investing activities was $8.73 million for the year of 2018, compared to $14.35 million for the prior year. Net cash used in financing activities was $2.77 million for the year of 2018, compared to net cash provided by financing activities of $13.84 million for the prior year.

About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is a specialized producer and distributor of plastic and paper serviceware, with precision manufacturing facilities in both the U.S., Mexico and China. The Company’s plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s annual report and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: glee@fulingusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Current Assets:
Cash and cash equivalents	$4,400,402	$4,103,797
Restricted cash	2,396,993	3,767,081
Certificates of deposit	-	105,707
Accounts receivable, net	27,760,956	22,935,245
Advances to supplier, net	1,255,420	509,770
Inventories, net	22,274,613	19,320,066
Security deposits for sale leaseback	-	771,814
Prepaid expenses and other current assets	1,394,234	2,185,961
Current assets from discontinued operation	37,761	3,313,681
Total Current Assets	59,520,379	57,013,122

Property, plant and equipment, net	51,836,633	43,680,372
Intangible assets, net	8,157,916	8,797,581
Prepayments for construction and equipment purchases	1,222,888	527,568
Security deposits for sale leaseback - long term	1,590,671	543,996
Other assets	297,906	282,195
Non-current assets from discontinued operations	13,697	5,884,799
Total Assets	$122,640,090	$116,729,633

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$19,890,641	$27,417,082
Bank notes payable	2,888,053	4,436,680
Advances from customers	393,749	543,675
Accounts payable	18,186,400	12,797,853
Accounts Payable-related party	82,014	-
Accrued and other liabilities	2,121,304	2,794,584
Other payable - sale leaseback	2,847,859	2,755,931
Taxes payable	247,635	262,828
Deferred gains	291,170	87,605
Due to Related party	12,200	-
Current liabilities from discontinued operation	528,263	4,466,481
Total Current Liabilities	47,489,288	55,562,719

Deferred tax liability	577,826	-
Long term payable - sale leaseback	2,635,567	1,371,359
Long term borrowings	7,203,357	1,801,887
Total Liabilities	57,906,038	58,735,965

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,795,910 and 15,780,205 shares issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	15,797	15,781
Additional paid in capital	30,009,545	29,904,285
Statutory reserve	5,532,945	4,617,039
Retained earnings	31,602,434	22,654,848
Accumulated other comprehensive income	(2,472,254)	651,597
Total Fuling Global Inc.’s equity	64,688,467	57,843,550

Non-controlling interest	45,585	150,118
Total Shareholders’ Equity	64,734,052	57,993,668

Total Liabilities and Shareholders’ Equity	$122,640,090	$116,729,633

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2018	2017	2016

Revenues	$138,664,272	$124,208,506	$102,320,689
Cost of goods sold	108,914,256	98,077,100	77,129,454
Gross Profit	29,750,016	26,131,406	25,191,235

Operating Expenses
Selling expenses	7,830,280	6,834,645	5,955,391
General and administrative expenses	8,323,207	7,254,270	6,277,018
Research and development expenses	3,430,529	2,953,477	2,355,449
Total operating expenses	19,584,016	17,042,392	14,587,858

Income from Operations	10,166,000	9,089,014	10,603,377

Other Income (Expense):
Interest income	32,810	57,477	27,870
Interest expense	(1,768,434)	(981,061)	(589,758)
Subsidy income	1,705,956	1,012,128	1,646,774
Investment loss	(8,667)	-	-
Foreign currency transaction gain (loss)	780,406	(175,271)	56,970
Other income, net	65,926	51,607	65,260
Total other income (expense), net	807,997	(35,120)	1,207,116

Income Before Income Taxes	10,973,997	9,053,894	11,810,493

Provision for Income Taxes	1,126,736	788,370	1,561,404

Net income from continuing operations	$9,847,261	$8,265,524	$10,249,089

Discontinued operation:
Net loss from discontinued operations, net of tax	(88,302)	(1,974,852)	(2,306,036)
Net income	9,758,959	6,290,672	7,943,053

Less: net income (loss) attributable to non-controlling interest from continuing operations	(104,533)	12,875	20

Net income attributable to Fuling Global Inc.	$9,863,492	$6,277,797	$7,943,033

Other Comprehensive Income
Foreign currency translation income (loss)	(3,123,851)	2,172,347	(1,913,200)
Comprehensive income attributable to Fuling Global Inc.	$6,739,641	$8,450,144	$6,029,833

Earnings per share - Basic and diluted
Continuing operations	$0.62	$0.52	$0.65
Discontinued operations	$(0.01)	$(0.13)	$(0.15)

Weighted average number of shares - Basic and diluted
Continuing operations and discontinued operations	15,782,055	15,759,293	15,735,588

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,758,959	$6,290,672	$7,943,053
Net (loss) from discontinued operations	(88,302)	(1,974,852)	(2,306,036)
Net income from continuing operations	9,847,261	8,265,524	10,249,089
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	105,276	58,867	123,339
Deferred tax expense	-	-	319,252
Depreciation and amortization	4,406,888	3,611,510	2,354,193
Bad debt provisions (recovery)	(3,372)	154,051	(1,645)
Unrealized (gains) losses	(4,849)	34,417	(60,225)
Inventory reserve	38,716	22,818	23,932
(Gain) loss on disposal of fixed assets	(30,981)	43,172	(12,687)
Changes in operating assets:	-	-	-
Accounts receivable	(5,547,070)	(2,414,707)	(6,742,328)
Advances to suppliers	(733,643)	(40,504)	(251,704)
Inventories	(3,805,026)	(3,408,394)	(3,262,302)
Other assets	704,459	(1,969,564)	(5,159,033)
Security deposit for sale leaseback	(359,340)	(523,839)	(755,934)
Changes in operating liabilities:	-	-	-
Accounts payable	5,195,799	(2,285,276)	5,525,688
Accounts Payable-related party	85,253	-	-
Advance from customers	(301,971)	(43,339)	34,729
Deferred gains	216,506	(583,978)	679,774
Deferred tax liability	600,646	-	-
Taxes payable	(40,248)	(258,589)	(558,864)
Accrued and other liabilities	(566,821)	1,270,299	1,446,220
Net cash provided by operating activities from continuing operations	9,807,483	1,932,468	3,951,494
Net cash provided by operating activities from discontinuing operations	1,770,101	542,170	1,193,663
Net cash provided by operating activities	11,577,584	2,474,638	5,145,157

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,171,367)	(6,388,069)	(3,838,709)
Additions to construction in progress	(9,878,241)	(10,231,413)	(12,679,337)
Cash receipts from disposal property and equipment	272,055	13,352	19,296
Cash increase in certificates of deposit	103,967	1,479,874	1,505,061
Payments of construction and equipment purchase	(752,299)	(480,689)	(1,996,510)
Repayments of deposit and prepayments for construction and equipment purchase	-	1,358,566	1,354,585
Purchase of intangible assets	(6,589)	(2,602)	(8,298,564)
Cash from discontinued business	(18,684)	64,208	435,085
Net cash (used in) investing activities from continuing operations	(14,451,158)	(14,186,773)	(23,499,093)
Net cash provided by (used in) investing activities from discontinuing operations	5,719,074	(159,086)	(149,403)
Net cash (used in) investing activities	(8,732,084)	(14,345,859)	(23,648,496)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	33,213,599	31,239,350	23,677,701
Repayments of short-term borrowings	(39,629,404)	(20,342,692)	(18,538,408)
Proceeds from long-term borrowings	5,631,163	1,048,749	836,471
Proceeds from bank notes payable	5,947,885	7,002,823	5,255,076
Repayments of bank notes payable	(7,309,428)	(4,871,021)	(5,431,761)
Repayment of third party borrowing	-	-	(180,611)
Proceeds from loans from related parties	-	-	55,484
Repayments of loans from related parties	(24,930)	(57,148)	-
Proceeds from other payable - sales lease back	5,784,874	2,906,977	3,941,746
Repayments of other payable - sales lease back	(4,144,246)	(2,638,787)	(172,154)
Net cash provided by (used in) financing activities from continuing operations	(530,487)	14,288,251	9,443,544
Net cash (used in) financing activities from discontinuing operations	(2,241,606)	(450,272)	(1,463,718)
Net cash provided by (used in) financing activities	(2,772,093)	13,837,979	7,979,826

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	(1,146,890)	(356,466)	(400,727)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,073,483)	1,610,292	(10,924,240)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	7,870,878	6,260,586	17,184,826

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	$6,797,395	$7,870,878	$6,260,586

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	$6,797,395	$7,870,878	$6,260,586
LESS: RESTRICTED CASH	2,396,993	3,767,081	2,333,608
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,400,402	$4,103,797	$3,926,978

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	$1,329,377	$836,401	$762,868
Income tax paid	$331,997	$1,433,998	$2,331,173
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$9,918,862	$15,545,784	$1,209,221
Transfer from accounts payable to fixed assets	$851,966	$1,162,202	$-
Transfer from advance payments to fixed assets	$170,281	$191,868	$296,853